CONSENT OF ION HANN

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia, dated March 29, 2018 and effective December 31, 2017, and of other information related to the Fosterville Mine, in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2017, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the disclosure of mineral reserves estimates for the Fosterville Mine located in the state of Victoria, Australia contained in the Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

____________________________
Ion Hann, Mining Manager,
Fosterville Gold Mine, B.Eng (Mining), FAusIMM

Date: April 2, 2018